350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268
Telephone: 954-991-5420
Facsimile: 844-670-6009
http://www.dickinsonwright.com

Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

October 7, 2024

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amended Offering Statement on Form 1-A
Filed September 17, 2024
File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated September 30, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 8 (“Amendment 8”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amendment No. 7 to Form 1-A

General

1. We note the disclosure that if the Acquisition isn’t closed by September 11, 2024, either party to the Acquisition can unilaterally terminate the Acquisition. We note that such date has passed. Please revise to clarify the current status of the acquisition agreement and whether the time period has been extended. To the extent it has not, please revise throughout the prospectus to clearly reflect the risks that the Acquisition may not occur.

Response:

In Amendment 8 the Company has revised its disclosures re: the optional termination date of the Acquisition to evidence the execution of Amendment No. 2 to Stock Purchase Agreement changing the optional termination date from September 11, 2024, to September 30, 2025. The foregoing Amendment has been included as an exhibit to the Offering Statement.

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendment with the SEC, Page 20

United States Securities and Exchange Commission	DICKINSON WRIGHT PLLC
October 7, 2024

2. We note your revisions in response to prior comment 1 and reissue the comment in part. Please state clearly that each of WPB and WPB 2 failed to file post-qualification amendments or supplements at the time changes were made to the terms of the notes. Also, please remove the language that the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post- qualification amendment or supplement, since the obligations under Regulation A are clear in this regard.

Response:

In Amendment 8 the Company has revised Risk Factor “The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendment with the SEC” to state clearly that each of WPB and WPB 2 failed to file post-qualification amendments or supplements at the time changes were made to the terms of the notes, and to remove the language that the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post- qualification amendment or supplement.

Very truly yours,

Clint J. Gage

CJG:sm